SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)

General Environmental Management, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36976P207

(CUSIP Number)

Kenneth Parzygnat
CVC California, LLC
One North Clematis Street, Suite #300
West Palm Beach, Florida 33401
Telephone: (561) 868-6060

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 36976P207	13D	Page 2 of 9 Pages

1		NAMES OF REPORTING PERSONS CVC California, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)		(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,350,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,350,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,350,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.8% of Common Stock
14		TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

CUSIP No. 36976P207	13D	Page 3 of 9 Pages

1		NAMES OF REPORTING PERSONS ComVest Capital, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)		(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,350,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,350,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,350,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.8% of Common Stock
14		TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

CUSIP No. 36976P207	13D	Page 4 of 9 Pages

1		NAMES OF REPORTING PERSONS ComVest Capital Management LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)		(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,350,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,350,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,350,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.8% of Common Stock
14		TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

CUSIP No. 36976P207	13D	Page 5 of 9 Pages

1		NAMES OF REPORTING PERSONS Michael S. Falk
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)		(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,350,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,350,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,350,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.8% of Common Stock
14		TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 36976P207	13D	Page 6 of 9 Pages

1		NAMES OF REPORTING PERSONS Robert L. Priddy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)		(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,350,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,350,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,350,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.8% of Common Stock
14		TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 36976P207	13D	Page 7 of 9 Pages

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on September 15, 2008 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on June 12, 2009, on behalf of CVC California, LLC (“CVC”), ComVest Capital, LLC (“Capital”), ComVest Capital Management LLC (“Management”), Michael S. Falk and Robert L. Priddy (collectively, the “Reporting Persons”).  All capitalized terms not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Schedule 13D.

On September 4, 2008, General Environmental Management, Inc. (the “Issuer”) entered into a series of agreements with CVC, including a Revolving Credit and Term Loan Agreement (the "Agreement"), a Convertible Term Note (the "Convertible Note"), three warrants (Nos. CV-1, CV-2 and CV-3) to purchase an aggregate of 3,000,000 shares of the Company's common stock (the “Warrants”) and a Registration Rights Agreement (collectively, the “2008 Agreements”). The 2008 Agreements are more fully described in the Schedule 13D.  In June 2009 and September 2009, CVC and the Issuer entered into certain amendments with respect to the 2008 Agreements.  On February 26, 2010, the Issuer sold certain business assets, and a majority of the proceeds of such sale were utilized to repay the Convertible Note and certain other loan obligations owed to CVC, and to pay a portion of the repurchase price in respect of the remaining outstanding Warrants.

This Schedule 13D is being filed by the Reporting Persons to disclose information regarding the February 2010 transactions and to update the Reporting Persons’ beneficial  ownership as a result of such transactions.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The total amount of funds required by CVC to purchase the Convertible Note and the Warrants was $5,000,000 and was furnished from the working capital of CVC.  No funds were borrowed in connection with such purpose.  No funds were required on the part of CVC in connection with the amendments effected in June 2009 (the “Initial Amendments”) or the amendments effected in September 2009 (the “Second Amendments”), or in connection with the repayment of the Convertible Note and the retirement of the Warrants in February 2010.

Item 4.   Purpose of Transaction

Item 3 is hereby amended and restated in its entirety as follows:

CVC acquired the Convertible Note and the Warrants in connection with a commercial loan made in the ordinary course of its business.

The Initial Amendments were entered into to minimize the likelihood of default by the Issuer and to facilitate the repayment terms under the Convertible Note.  Pursuant to the Initial Amendments, among other things, (i) the Conversion Price (as such term is defined in the Convertible Note) under the Convertible Note was reduced to $0.75 per share, subject to further adjustments from time to time in accordance with the Convertible Note, (ii) the exercise price of Warrant No. CV-2 held by CVC was amended to $0.70 per share of Common Stock, subject to further adjustments from time to time in accordance with such warrant, and (iii) Warrant No. CV-3 held by CVC was cancelled.  CVC entered into the Initial Amendments in the ordinary course of its business, and in connection with the Initial Amendments, CVC purchased 600,000 shares of Common Stock at a price of $.01 per share (which was paid by crediting the aggregate purchase price to the outstanding balance of the Issuer’s revolving credit loans owed to CVC).

CUSIP No. 36976P207	13D	Page 8 of 9 Pages

The Second Amendments were entered into to restructure the payment terms applicable to the Issuer’s credit facilities with CVC.  Pursuant to the Second Amendments, among other things, (i) the Conversion Price under the Convertible Note was reduced to $0.60 per share, subject to further adjustments from time to time in accordance with the Convertible Note, and (ii) Warrants Nos. CV-1 and CV-2 were consolidated into a single Warrant (No. CV-4) covering an aggregate of 2,700,000 shares of common stock of the Issuer, at a reduced exercise price of $0.01 per share.

On February 26, 2010, in connection with the Issuer’s sale of substantial business assets, CVC exercised its right to require the Issuer to repurchase Warrant No. CV-4 for an aggregate purchase price of $2,000,000, of which $500,000 was paid in cash out of the proceeds of the asset sale, and the remaining $1,500,000 was paid through the issuance to CVC of 3,750,000 shares of Common Stock.

As a result of the aforedescribed transactions, all of the Warrants have been canceled, and CVC now holds the 600,000 shares of Common Stock purchased in connection with the Initial Amendments and the 3,750,000 shares of Common Stock issued in partial payment of the redemption price for the Warrants.

Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect to any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:
(a) and (b)                                The Reporting Persons beneficially own Common Shares as follows:

Name	Number of shares of Common Stock	Sole or Shared Voting(2)	Sole or Shared Dispositive(2)	% of Total Outstanding(1)

CVC California, LLC	4,350,000	Shared	Shared	23.8%

ComVest Capital LLC	4,350,000	Shared	Shared	23.8%

ComVest Capital Management LLC	4,350,000	Shared	Shared	23.8%

Michael S. Falk	4,350,000	Shared	Shared	23.8%

Robert L. Priddy	4,350,000	Shared	Shared	23.8%

Total:	4,350,000			23.8%

(1)  The calculation of the percentage is based on 18,307,653 shares of Common Stock outstanding (based on the 14,557,653 shares of Common Stock outstanding as of December 31, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission on April 15, 2010 plus the 3,750,000 shares of Common Stock which the Issuer issued to CVC in connection with the February 2010 transactions.

CUSIP No. 36976P207	13D	Page 9 of 9 Pages

(2)  CVC directly beneficially owns the securities identified above in the form of direct ownership of 4,350,000 shares of Common Stock. Capital indirectly beneficially owns the securities identified above by virtue of the fact that Capital is the sole member and the managing member of CVC.  Management indirectly beneficially owns the securities identified above by virtue of the fact that Management is the managing member of Capital  In their capacity as Managing Members of Management, Messrs. Falk and Priddy share indirect voting and dispositive power with respect to the securities indirectly beneficially owned by Management and may be deemed to be the beneficial owner of such securities, although Messrs. Falk and Priddy disclaim beneficial interest in such securities other than that portion which corresponds with their membership interest in Management.

(c)           No Reporting Person has effected any transactions with respect to the Common Stock in the past 60 days, other than the transaction reported herein.

(d)           No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 19, 2010

CVC CALIFORNIA, LLC

By: /s/ Cecilio M. Rodriguez
Name: Cecilio M. Rodriguez
Title: Chief Financial Officer

COMVEST CAPITAL, LLC

By: /s/ Cecilio M. Rodriguez
Name: Cecilio M. Rodriguez
Title: Chief Financial Officer

COMVEST CAPITAL MANAGEMENT LLC

By: /s/ Cecilio M. Rodriguez
Name: Cecilio M. Rodriguez
Title: Chief Financial Officer

/s/ Robert L. Priddy
Robert L. Priddy, Individually

/s/ Michael S. Falk
Michael S. Falk, Individually